For the Common shares of the Company (the "Shares").

The Register of Holders and Register of Transfer to be kept by Montreal Trust at its principal office in the City of Calgary and Registers of Transfers to be kept at its principal offices in the city of Calgary.

This Agreement made as of the 12 day of August, 1996, in the City of Calgary, Province of Alberta, Canada, and effective as at the 12 day of August, 1996.

BETWEEN:

MARCHWELL CAPITAL CORP., a company duly incorporated under the laws of Alberta, having its registered office in the City of Calgary.

(herein called the "Company")

OF THE FIRST PART

AND:

MONTREAL TRUST COMPANY, and/or **MONTREAL TRUST COMPANY OF CANADA**, hereinafter called "Montreal Trust", a trust company incorporated under the laws of Canada, having an office in the City of Calgary.

OF THE SECOND PART

This agreement witnesses that in consideration of the mutual premises and agreements contained herein, the parties hereto covenant and agree as follows:

1. TRANSFER AGENCY AND REGISTRARSHIP

The Company hereby appoints Montreal Trust as transfer agent and registrar for the Company in the aforementioned office(s) of its aforementioned Shares, and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

2. DIVIDEND DISBURSING AGENT

The Company hereby appoints Montreal Trust as agent to disburse dividends to the shareholders of the Company, which may from time to time be declared by the Board of Directors of the Company on the Shares and Montreal Trust hereby accepts such appointment upon the terms and conditions herein contained.

Montreal Trust shall disburse to the shareholders of the Company all dividends which may be declared by the Board of Directors of the Company on the Shares upon receiving a certified copy of a resolution of the Board of Directors of the Company declaring such dividends as well as funds in an amount sufficient for the payment of such dividends at least one business day before each dividend disbursement date.

3. REGISTERS OF HOLDERS AND OF TRANSFERS

Montreal Trust shall keep the Company's Register of Holders and Register(s) of Transfers (collectively the "Registers") and share certificates and, subject to any particular instructions as may from time to time be given to it by or under the authority of the Board of Directors of the Company, Montreal Trust shall:

(a) make such entries from time to time in the registers as may be necessary in order that the accounts of each shareholder of the Company be properly and accurately kept and transfers of Shares properly recorded;

(b) countersign and issue Share certificates to the shareholders entitled thereto representing the Shares held by or transferred to them respectively;

(c) record the particulars of all transfers of Shares upon the Register of Transfers or branch Register(s) of Transfers; and

(d) furnish to the Company, at the Company's expense, at all times such statements, lists, entries, information and material concerning transfers and other matters prepared by it as transfer agent and registrar of the Company including all reasonable documents, papers, information and material as it may have and as the Company may require.

4. SIGNATORIES

The Company hereby undertakes to deliver any appointment of signatories which may be required from time to time by Montreal Trust.

The Company shall lodge with Montreal Trust certified specimens of the signatures of the Directors and/or Officers of the Company authorized to sign share certificates and other documents.

The Company undertakes to provide Montreal Trust with all possible assistance in identifying the signatures of shareholders so that Montreal Trust may be in a position to guard against illegal transfers.

Montreal Trust may act upon any signature, certificate or other document believed by it to be genuine and to have been signed by the proper person or persons or refuse to transfer a share certificate if it is not satisfied as to the propriety of the requested transfer and, in so doing, Montreal Trust shall be held harmless by the Company from all liability and expense if it acted in good faith.

5. LEGAL ADVICE

Montreal Trust is hereby authorized, at its discretion and at the expense of the Company, to refer all documents or requests relating to any transfers to the Company's legal department and, at its discretion, to either the Company's solicitors or to the solicitors for Montreal Trust for direction and advice and Montreal Trust, in so doing, shall be held harmless from any liability for any action taken by it in accordance with such instructions or advice. Montreal Trust may, however, pass on any documents which appear to it to be in order, and, in such cases, shall be held harmless by the Company from any liability and expense if it acted in good faith.

6. LIMIT OF LIABILITY

The transfer of any Shares in respect of a share certificate presented to Montreal Trust may be refused by it until such time as it is satisfied that such share certificate is valid, that the endorsement thereon is genuine and that the transfer requested is properly and legally authorized. Montreal Trust shall not incur any liability in refusing in good faith to effect any transfer which in its judgement is improper or unauthorized.

Montreal Trust shall be fully protected and held harmless by the Company in all cases where Montreal Trust has acted in accordance with the Company's instructions.

The Company agrees to indemnify Montreal Trust and hold it harmless from any liability which may arise out of acts performed or omitted in accordance with the provisions of this Agreement as the same may be amended, modified or supplemented from time to time, also in accordance with the provisions of this Agreement, except for any liability arising out of the negligence, willful default, misconduct or bad faith of Montreal Trust.

7. DOCUMENTS

The Company agrees that it will promptly furnish to Montreal Trust from time to time:

(a) copies of all articles, any amendments thereto, any Memoranda of Association and all relevant By-laws or Articles of Association;

(b) copies of all resolutions of the Board of Directors of the Company allotting or providing for the issue of Shares; and

(c) copies of all relevant documents and proceedings relating to increases and reductions in the Company's capital, the reorganization of or change in its capital or the bankruptcy or winding-up of the Company or the surrender of its charter.

8. CUSTODY

All share certificates surrendered to Montreal Trust for cancellation shall be held by it for a period of ten years. Montreal Trust shall not be required to hold such share certificates after the expiry of such period and the Company agrees to instruct Montreal Trust from time to time as to the disposal to be made of them.

9. ASSIGNMENT

This agreement may be assigned by Montreal Trust without notice to another transfer agent and registrar if the latter is either a related party of Montreal Trust or a successor in title to Montreal Trust.

10. NOTICES

Any notice or notification to be given by one part to this Agreement to the other party to this Agreement shall be in writing and shall be delivered to the following address:

If it to the Company:

1600, 407 - 2nd Street, S.W., Calgary, Alberta T2P 2Y3

and to the following address if to Montreal Trust:

600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8

Attention: Manager, Stock and Bond Transfer Department

11. FEES AND EXPENSES

The Company shall pay Montreal Trust for the above-mentioned services in accordance with the existing tariff of fees, which tariff is subject to revision from time to time during the term of this Agreement and shall reimburse Montreal Trust for all costs and expenses, including legal fees, if applicable, incurred for the carrying out of its duties hereunder. The current rates are shown on the accompanying Schedule "A".

12. TERMINATION

Montreal Trust shall deliver over to the Company the said books and shareholders records and any documents and papers connected therewith or with the business of the company transacted hereunder, upon the termination of the Transfer Agency and Registrarship Agreement and after full execution by the Company of all its obligations in accordance with the terms and conditions of the said Agreement, including the payment of all fees owed.

A receipt signed by the President, Vice President or Secretary of the Company shall be valid discharge to Montreal Trust. In the event the Company defaults in its payment obligations to Montreal Trust in accordance with the fees set out in Schedule "A", as amended from time to time, within forty-five (45) days following the end of each month, Montreal Trust shall have the right to immediately terminated the Transfer Agency and Registrarship Agreement, subject to Montreal Trust's rights and recourses under this agreement.

Montreal Trust shall be entitled, in addition to the above remedies, to any other rights and recourses it may have against the Company.

This Agreement may be terminated by either the Company or Montreal Trust upon three months notice, in writing, being given to the other.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date and at the place first above written.

MARCHWELL CAPITAL CORP.

Authorized Signature

Authorized Signature

MONTREAL TRUST COMPANY OF CANADA

Authorized Signature

Authorized Signature